UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 9, 2021

HORIZON ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39465	98-1545465
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

600 Steamboat Road, Suite 200 Greenwich, CT		06830
(Address of principal executive offices)		(Zip Code)

(203) 298-5300

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	HZAC.U	The New York Stock Exchange
Class A Ordinary Shares included as part of the units	HZAC	The New York Stock Exchange
Warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	HZAC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On September 9, 2021, Vivid Seats Inc. (“Vivid Seats”) filed with the Securities and Exchange Commission (“SEC”) Amendment No. 3 (File No. 333-256575) to a registration statement on Form S-4 (the “Registration Statement”) filed with the SEC on May 28, 2021 that includes a proxy statement/prospectus relating to the proposed business combination (the “Business Combination”) between Horizon Acquisition Corporation (“Horizon”) and Vivid Seats. The closing of the Business Combination is subject to the satisfaction or waiver of conditions set forth in the Transaction Agreement (as defined below). The Registration Statement has not yet been declared effective. The transaction agreement relating to the Business Combination (the “Transaction Agreement”) and the Transaction are described in Horizon’s Current Report on Form 8-K filed with the SEC on April 22, 2021 and the Transaction Agreement is an exhibit to Horizon’s Current Report on Form 8-K filed with the SEC on April 26, 2021.

Shareholders of Horizon and other interested persons are encouraged to read the preliminary proxy statement/prospectus, as well as the annexes thereto and the other documents to be filed with the SEC because these documents contain important information about Horizon, Vivid Seats and the Business Combination. Shareholders are able to obtain copies of the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website (www.sec.gov) under “Vivid Seats Inc.” (CIK: 0001856031).

After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to shareholders of Horizon as of a record date to be established for voting on the Business Combination.

Certain statements included in this report which are not statements of historical fact, including but not limited to those identified with the words “intend,” or “expect” are intended to be, and are, “forward-looking statements,” as defined in the Securities and Exchange Act of 1934, as amended. Such statements involve known and unknown risks, uncertainties and other factors. Such factors include, among others: the satisfaction or waiver of closing conditions set forth in the Transaction Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 9, 2021

HORIZON ACQUISITION CORPORATION

By:	/s/ Todd Boehly
Name: Todd Boehly
Title: Chairman, Chief Executive Officer and Chief Financial Officer